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                                                                                         EXHIBIT 12
                         COLUMBUS SOUTHERN POWER COMPANY
                       Ratios of Earnings to Fixed Charges
                        (in thousands except ratio data)
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                                                                 Year Ended December 31,
                                                    1997       1998      1999      2000       2001
Fixed Charges:
  Interest on First Mortgage Bonds. . . . . . . . $55,156    $47,323   $43,207   $40,602    $34,575
  Interest on Other Long-term Debt. . . . . . . .  15,525     23,594    25,878    25,878     27,365
  Interest on Short-term Debt . . . . . . . . . .   5,104      3,493     2,460     2,412      4,914
  Miscellaneous Interest Charges. . . . . . . . .   4,729      4,459     4,659    14,205      3,755
  Estimated Interest Element in Lease Rentals . .   4,100      5,300     4,600     5,300      4,800
       Total Fixed Charges. . . . . . . . . . . . $84,614    $84,169   $80,804   $88,397    $75,409

Earnings:
  Income Before Extraordinary Item    . . . . . .$119,379   $133,044  $150,270  $120,202   $191,900
  Plus Federal Income Taxes . . . . . . . . . . .  69,760     71,202    82,686   116,590     94,148
  Plus State Income Taxes . . . . . . . . . . . .       6          3        89       136      8,811
  Plus Fixed Charges (as above) . . . . . . . . .  84,614     84,169    80,804    88,397     75,409
       Total Earnings . . . . . . . . . . . . . .$273,759   $288,418  $313,849  $325,325   $370,268

Ratio of Earnings to Fixed Charges. . . . . . . .    3.23       3.42      3.88      3.68       4.91
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